# SIA SECURITIES CORP.

## 1.   OWNERSHIP AND NATURE OF BUSINESS

SIA Securities Corp. (the "Company") is a 100%-owned subsidiary of Sit Investment Associates, Inc. (SIA). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. The Company's primary objective is the promotion and marketing of the Sit Mutual Funds (the "Mutual Funds"), a group of no-load mutual funds for which SIA is the investment adviser. Pursuant to a management agreement between the Company and SIA, most of the Company's operating expenses are paid by SIA. The Company's results of operations may not be indicative of the results that might be obtained had it operated independently of SIA.

## 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation** — The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

**Cash Equivalents** — Cash equivalents consist of money market mutual funds. These money market mutual funds are carried at fair value and are considered cash equivalents because of the Company's ability to redeem them at any time.

**Investment in Affiliated Mutual Fund** — Investment represents shares of an affiliated mutual fund held for trading, which is recorded at fair value using public market quotations or quoted net asset value (NAV). The changes in fair value of such investments are included in profit from investments in affiliated mutual fund in the statement of operations during the period in which the changes occur. In 2015, unrealized losses of $16,354 and realized capital gains of $17,327 are recognized as profit from investments as a result of the sale of the investments in the affiliated mutual funds.

**Revenue Recognition** — Sit Mutual Funds, Inc. has adopted on behalf of Sit Dividend Growth Fund class S shares, Sit Global Dividend Growth Fund class S shares and Sit Small Cap Dividend Growth Fund class S shares a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under the distribution plan, the class S shares pay the Company distribution fees for the sale and distribution of its shares. The distribution fees are equal to an annual rate of 0.25% of the average daily net asset value of class S shares. The distribution fee is paid to the Company monthly. 12b-1 fees are recognized when earned. Additionally, the Company receives an annual distribution and marketing fee from SIA equal to the anticipated non-operating expenses of the Company, as determined by the Company and SIA.

**Income Taxes** — The Company files its own tax returns, and accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that these assets are believed to be more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the Company will not be able to fully realize its deferred tax assets, a deferred tax asset valuation allowance will be recorded, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with Accounting Standards Codification 740 on the basis of a two-step process whereby (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority is recognized. The Company has concluded that there are no uncertain tax positions as of December 31, 2015.

**Use of Estimates** — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Risks and Uncertainties** — Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risk in the near term could materially affect the amounts reported in the financial statements.

**Accounting Pronouncement Issued Not Yet Effective** - Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and will supersede most current revenue recognition guidance. The standard is effective for public entities for annual and interim periods beginning after December 15, 2017.  Early adoption is not permitted.  The Company is still evaluating the impact that this standard may have on its revenue policy and financial reporting.  With the exception of the pending adoption of these standard, we do not anticipate that application of recently issued, but not yet effective, accounting pronouncement will have significant effects on future financial reporting.

3.   **ASSETS MEASURED AT FAIR VALUE**

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

*Level 1* — Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

*Level 2* — Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

*Level 3* — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

**Determination of Fair Value** — The Company uses valuation techniques consistent with the market approach to measure the fair value of its assets. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

A description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy are as follows:

*Cash Equivalents* — Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their NAV and are classified as Level 1.

| | Fair Value Measurements as of December 31, 2015, Using | | | |
| --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total |
| Cash equivalents | $ 156,645 | $ - | $ - | $ 156,645 |

There were no transfers between levels during the year ended December 31, 2015.

## 4. INCOME TAXES

Income tax expense for the year ended December 31, 2015, consists of the following:

| | Current | Deferred | Total |
| --- | --- | --- | --- |
| Federal | $ 3,004 | $ (2,873) | $ 131 |
| State | 2,196 | (2,080) | 116 |
| Provision for income taxes | $ 5,200 | $ (4,953) | $ 247 |

The Company had no unrecognized tax benefits or accrued interest and penalties during the year ended December 31, 2015. The federal and state tax returns are subject to examination by the tax authorities for the years subsequent to 2011 and 2010, respectively.

## 5. RELATED-PARTY TRANSACTIONS

The Company has a management agreement with SIA, whereby SIA pays most of the Company's operating expenses that are charged or allocated to the Company, including legal, professional, and insurance costs. Amounts paid by SIA on behalf of the Company for registration and licensing fees, professional fees, and insurance amounted to $46,533; distribution expenses of $219,719 were allocated to the Company for certain distribution expenses incurred by the Parent. SIA also provides the Company with office facilities to conduct its business activities. In return for these services, the Company pays a management fee to SIA, which was $4,000 in 2015. Additionally, SIA pays an annual distribution and marketing fee to the Company in an amount agreed upon by SIA and the Company, which was $34,073 in 2015. The Company has payables to SIA of $3,505 as of December 31, 2015.

6. **REGULATORY REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. The Company has at all times maintained its net capital above SEC-required levels. As of December 31, 2015, the Company's net capital of $139,601 was $114,601 in excess of its required net capital of $25,000. The Company's ratio of aggregated indebtedness to net capital was .10 to 1.0 as of December 31, 2015.

The Company claims exemption from the SEC's Rule 15c3-3 of the SEC under paragraph (k)(1) of that rule. Under this exemption, the *Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements* are not required.

7. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through the date the financial statements were issued. The Company has determined there were no material events that require adjustment to or disclosure in these financial statements.

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